                             Farmers Insurance Group
                      210 W. Birch St. #205 Brea, CA 92821
                          714-257-2517 Fax 714-257-2522

October 25, 2007

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Principal Mortgage Fund, Inc.

Ladies and Gentlemen:

   Enclosed for filing on behalf of Principal Mortgage Fund, Inc. (the "Company") pursuant to Rule 17g-l(g) under the Investment Company Act of 1940 please find a copy of (i) the Company's single insured bond for the period from October 25, 2007 to October 25, 2008, (ii) the resolution of a majority of the board of directors of the Company who are not "interested persons" approving the amount, type, form and coverage of the single insured bond, and (iii) a statement as to the period for which premiums have been paid.

   Please call me at (714) 257-2517 if you have any questions.

Sincerely,

/s/ Jonathan Ekno
-------------------------
Jonathan Ekno
Insurance Broker

Stateside Underwriting Agency
29 South La Salle, Suite 530
Chicago, IL 60603
312-345-1800 Tel
312-345-1889 Fax

DATE:                                        October 26, 2007

NAME OF ASSURED:                             PRINCIPAL MORTGAGE FUND, INC.

ADDRESS OF ASSURED:                          1805 NO. CARSON ST. #108
                                             CARSON CITY, NV 89701


SECURITY:                                    UNDERWRITERS AT LLOYD'S, LONDON
                                             AND LONDON COMPANIES

COVERAGE:                                    SPECIAL MORTGAGE BANKERS BOND

THIS IS TO CONFIRM COVERAGE IS BOUND EFFECTIVE OCTOBER 25, 2007 TO OCTOBER 25, 2008 (Note, this binder, however, is only in effect for 30 days from the date of this binder.)

POLICY NUMBER ASSIGNED:                      SUA 2975

CLAUSE      DESCRIPTION              SUB-LIMIT             DEDUCTIBLE

1           Dishonesty               $1,000,000            $25,000
2           Premises                 $1,000,000            $25,000
3           Transits                 $1,000,000            $25,000
4           Forged Checks            $1,000,000            $25,000
5           Forged Documents         $1,000,000            $25,000
6           Secondary Market Inst.   NA                    NA
7           Claims Expense           NA                    NA
8           Legal Expense            NA                    NA
9           Errors & Omissions       NA                    NA
10          Replacement Expense      NA                    NA
11          Extended E&O             NA                    NA
12          Elec. & Computer Crime   $1,000,000            $25,000

SUBJECT TO:

NONE

OTHER CONDITIONS:

RETRO DATE: NONE
SERVICE OF SUIT CLAUSE (N.M.A. 1998)
LOSS PAYEE RIDER AS REQUIRED (SR 6186)
DISCOVERY LIMITATION CLAUSE 1 (DLC)
SERVERAL LIABILITY NOTICE (LSW 1001)
WAR & TERRORISM EXCLUSION ENDORSEMENT (N.M.A. 2918)
US TERRORISM RISK INSURANCE - NOT PURCHASED CLAUSE DMA5053
CHOICE OF LAW CLAUSE
NUCLEAR INCIDENT EXCLUSION
CLAIMS NOTIFICATION ENDORSEMENT

PREMIUM DUE DATE:                    November 20, 2007

ANNUAL PREMIUM:                      $5,000.00
TRIA PREMIUM:                        $0.00
POLICY FEE:                          $125.00

GROSS PREMIUM:                       $5,125.00
SURPLUS LINES TAX 3.5%:              $179.38
STAMPING FEE 0.40%:                  $20.50
TOTAL PREMIUM:                       $5,324.88

NOTE THAT THE TERRORISM EXCLUSION CAN BE DELETED FOR AN ADDITIONAL PREMIUM AS SET OUT IN THE PROPOSAL. IN EITHER CASE, THIS BINDER IS SUBJECT TO RECEIPT OF A TRIA FORM. THE CLIENT MUST ELECT ON A TRIA FORM WHETHER THEY DESIRE TO PURCHASE THIS COVERAGE OR NOT. IF THIS FOR HAS NOT BEEN SUBMITTED PRIOR TO BINDING, WE NEED TO RECEIVE THIS WITHIN 10 DAYS OF THE BINDER DATE.

THIS BINDER IS VALID FOR 30 DAYS ONLY

This binder is a temporary insurance contract subject to the terms, conditions and limitations of the policy(ies) in current use by the Underwriters.

This binder may be cancelled by the Insured by surrender of this binder or by written notice to the Underwriters stating when cancellation will be effective. This binder is cancelled when replaced by the policy. If this binder is not replaced by the policy, the Underwriters are entitled to charge a premium for the binder.


/s/ Authorized Representative                           October 26, 2007
By Stateside Underwriting Agency, Inc.

                       PRINCIPAL MORTGAGE FUND RESOLUTION

                                 "FIDELITY BOND"

RESOLVED:         That, after considering all relevant factors, the action of the Authorized Officers of the Company in obtaining a bond issued by Federal Insurance Company, covering larceny and embezzlement and certain other acts, with a limit of liability of $1,000,000, for an aggregate one-year premium of $5,324.88, be, and it hereby is, authorized and approved.

RESOLVED:         That pursuant to Rule 17g-l under the 1940 Act, as amended,
                  Joe Villa, Chief Executive Officer, and Harold Gregg, General
                  Counsel, Chief Compliance Officer and Secretary, are each hereby designated as an agent for the Company to make the filings and give the notices required by subparagraph (g) of said Rule.

RESOLVED:         That the form and amount of the bond issued by Federal
                  Insurance Company, after consideration of all relevant factors including the Company's aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, be and they hereby are authorized and approved.

                 PRINCIPAL MORTGAGE FUND, INC. (the "Company")
                        STATEMENT REGARDING PREMIUMS PAID

   The Company has paid premiums under its single insured bond for the period from October 25, 2007 through October 25, 2008.

                                    Principal Mortgage Fund, Inc.

                                    By: /s/ Joe Villa
                                        -------------------------------------
Dated: October 26, 2007                Joe Villa
                                       Chief Executive Officer